Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
• Aduro GVAX Inc.	Delaware

• Aduro International (Bermuda) Ltd.	Bermuda

• Aduro Netherlands Coöperatief U.A.	Netherlands

• Aduro Biotech Holdings, Europe B.V.	Netherlands

• Aduro Biotech, Europe B.V.	Netherlands